Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton announces corporate update webcast at Annual & Special Meeting and Q1 results

     CALGARY, May 10 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) announces that Mr. Tim Granger, President and Chief Executive Officer, will present a corporate update on May 12, 2010 at approximately 3:45 p.m.
following Compton's Annual & Special Meeting. Links to the webcast and presentation slides will be available at the start of the presentation on
Compton's website at www.comptonpetroleum.com. The webcast will be archived on the website for 90 days.
     In addition, subsequent to the expected release of the Corporation's
First Quarter 2010 Results on May 12, 2009, Compton will host a conference call and webcast with the investment community to discuss the 2010 first quarter financial and operating results on Thursday, May 13, 2010 at 8:00 a.m.
MST (10:00 a.m. EST). To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or
1-647-427-7450. To participate in the webcast, please visit:
www.comptonpetroleum.com. The webcast will be archived two hours after the presentation at the website listed above and will be posted on the website for
90 days. For a replay of the audio call, please dial: 1-800-642-1687 or
1-416-849-0833 and enter access code 72589654 followed by the number sign.
until May 20, 2010.

     Compton to Present at Rodman Conference

     Mr. Tim Granger will present at Rodman & Renshaw's Annual Global
Investment Conference on May 18, 2010 at 9:00 a.m. (London time) in London,
UK. The presentation will be webcast and is available on Compton's website at
www.comptonpetroleum.com or at the following URL:
http://www.wsw.com/webcast/rrshq17/cmt.to.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal
Quartz sands at High River in southern Alberta, and the shallower Southern
Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep
Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732; C.W. Leigh Cassidy, Vice President, Finance &
CFO, Ph: (403) 205-5812; Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:35e 10-MAY-10